EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

(Unaudited)

February 14, 2011

(Date Issued)

Notice: These interim consolidated financial statements have not been audited or reviewed by the Company’s independent external auditors, Deloitte & Touche LLP

IMRIS Inc.
100-1370 Sony Place                                        TF.  1.888.304.0114
Winnipeg, Manitoba                                       T.     204.480.7070
Canada R3T 1N5                                               F.     204.480.7071       www.imris.com

IMRIS INC.
Consolidated Balance Sheets
(Thousands of CDN dollars, except per share amounts)
December 31, 2010 (Unaudited)

	December 31,	December 31,
	2010	2009

Assets
Current assets
Cash and cash equivalents (note 4)	$60,447	$26,274
Accounts receivable (note 5)	15,789	13,717
Unbilled receivables	7,114	5,202
Inventory (note 6)	5,255	3,101
Prepaid expenses	2,002	2,168
	90,607	50,462

Property, plant, and equipment (note 7)	6,389	8,382

Goodwill	6,463	6,463
Intangibles	11,540	278
	18,003	6,741
Total assets	$114,999	$65,585

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	$15,020	$12,673
Customer deposits	6,851	21,051
	21,871	33,724

Shareholders' equity
Share capital (note 8b)	147,138	85,337
Contributed surplus (note 8d)	2,858	1,946
Deficit	(56,868)	(55,422)
	93,128	31,861
Total liabilities and shareholders' equity	$114,999	$65,585

See accompanying notes

1

IMRIS INC.
Consolidated Statements of Income and Comprehensive Income and Deficit
(Thousands of CDN dollars, except per share amounts)
(Unaudited)

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

Sales	$25,167	$19,922	$71,755	$44,418
Cost of sales	13,489	10,991	40,715	24,749
Gross profit	11,678	8,931	31,040	19,669

Operating expenses
Administrative	1,821	1,815	7,672	6,706
Sales and marketing	2,953	2,771	9,114	8,040
Customer support and operations	1,796	1,507	5,841	4,950
Research and development	1,500	1,430	5,602	4,924
Amortization	924	597	3,536	2,162
Total operating expenses	8,994	8,120	31,765	26,782

Operating income (loss) before the following	2,684	811	(725)	(7,113)

Other income (expense)
Foreign exchange loss	(1,034)	(367)	(814)	(2,025)
Interest income (expense)	14	(26)	93	(27)
Total other income (expense)	(1,020)	(393)	(721)	(2,052)

Income (loss) before taxes	1,664	418	(1,446)	(9,165)

Income taxes	-	-	-	-

Income (loss) and comprehensive income (loss) for the period	1,664	418	(1,446)	(9,165)

Deficit, beginning of period	(58,532)	(55,840)	(55,422)	(46,257)

Deficit, end of period	$(56,868)	$(55,422)	$(56,868)	$(55,422)

Earnings (loss) per share (note 9)
Basic	$0.04	$0.02	$(0.04)	$(0.33)
Diluted	$0.04	$0.01	$(0.04)	$(0.33)
See accompanying notes

IMRIS INC.
Consolidated Statements of Cash Flows
(Thousands of CDN dollars, except per share amounts)
(Unaudited)

	Three months ended		Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

OPERATING ACTIVITIES
Income (loss) for the period	$1,664	$418	$(1,446)	$(9,165)
Items not affecting cash:
Amortization	924	597	3,536	2,162
Stock based compensation	251	183	982	726
Loss on disposal of assets	-	-	-	2
	2,839	1,198	3,072	(6,275)

Changes in non-cash operating working capital items
Accounts receivable	1,001	(7,375)	(2,072)	(12,509)
Unbilled receivables	(4,007)	(844)	(1,912)	(2,150)
Inventory	(2,327)	(475)	(2,154)	(915)
Prepaid expenses	807	11	166	(1,034)
Accounts payable and accrued liabilities	4,888	7,588	2,014	6,445
Customer deposits	(6,914)	1,727	(14,200)	8,403
	(6,552)	632	(18,158)	(1,760)
	(3,713)	1,830	(15,086)	(8,035)

FINANCING ACTIVITIES
Proceeds from issuance of share capital (net)	50,966	19,304	51,328	19,336
Repayment of obligation under capital lease	-	-	-	(9)
	50,966	19,304	51,328	19,327

INVESTING ACTIVITIES
Restricted cash	1,743	-	-	-
Acquisition of property, plant and equipment	(210)	(960)	(1,117)	(3,615)
Acquisition of intangibles	(734)	-	(800)	-
Acquisition costs for net assets of NeuroArm Surgical (note 10b)	(2)	-	(181)	-
Cash acquired in asset acquisition (note 10c)	-	-	29	-
	797	(960)	(2,069)	(3,615)

Increase in cash and cash equivalents	48,050	20,174	34,173	7,677

Cash and cash equivalents, beginning of period	12,397	6,100	26,274	18,597

Cash and cash equivalents, end of period	$60,447	$26,274	$60,447	$26,274

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$33	$1	$37
Income taxes	-	-	-	-

See accompanying notes

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

1.      DESCRIPTION OF BUSINESS

IMRIS Inc. (the “Company”) provides image guided therapy solutions that deliver timely information to clinicians during surgical or interventional procedures.  IMRIS systems incorporate multiple imaging modalities including magnetic resonance imaging (“MRI”) and fluoroscopy into fully integrated imaging suites.  The systems use a variety of patented technologies, including the capability of moving an MRI scanner to the patient, rather than having to move the patient to the scanner, while the surgery or interventional procedure is in progress.  The Company’s products include IMRISneuro for the neurosurgical market, IMRIScardio for the interventional cardiovascular market and IMRISNV for the interventional neurovascular market.

2.      INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian Generally Accepted Accounting Principles (GAAP) applicable to interim financial statements. The statements follow the same accounting policies and methods of their application as disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2009, except that amounts are now expressed in thousands (except per share figures).

In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the unaudited interim consolidated financial statements.  Such adjustments are of a normal and recurring nature.  The results of operations for the interim periods are not necessarily indicative of the operating results for the full year. The unaudited consolidated interim financial statements do not include all the disclosures required according to GAAP for annual consolidated financial statements, and should therefore be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended December 31, 2009.

3.	FUTURE ACCOUNTING STANDARDS

Transition to US GAAP vs International Financial Reporting Standards (IFRS)

IMRIS has carefully considered the implications of conversion to IFRS compared to US GAAP and has determined that it is in the best interests of the company and the readers of our financial information to begin reporting using US GAAP, rather than IFRS compliant financial statements.  As such, the Company has decided not to report under IFRS by 2011 and will report under US GAAP as of January 1, 2011.

A current reconciliation between US and Canadian GAAP is provided in note 15.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2010	December 31, 2009

Cash	$52,953	$7,973
Short term investments	7,494	18,301
	$60,447	$26,274

Short term investments consist of investments in short term bank deposits.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

5.      ACCOUNTS RECEIVABLE

	December 31, 2010	December 31, 2009

Accounts receivable, trade	$15,782	$13,526
Commodity taxes receivable	-	183
Interest receivable	7	8
	$15,789	$13,717

The carrying value of the Company’s trade accounts receivable is as noted above.  The Company has not provided an allowance for doubtful accounts.

As at December 31, 2010, trade accounts receivable of $2,052 were past due but not impaired.  The aging of these trade accounts receivable are as follows:

	Current	1 to 30 days past due	31 to 60 days past due	61 to 90 days past due	> 90 days past due

Accounts receivable, trade	$13,730	$411	$582	$1,003	$56

There are no impairments or amounts past due other than those relating to trade accounts receivable.

6.	INVENTORY

	December 31, 2010	December 31, 2009

Materials	$4,818	$2,688
Work in progress	437	413
	$5,255	$3,101

During the three months ending December 31, 2010, the Company recorded inventory write-downs for slow moving and obsolete inventory of $Nil (twelve months ended December 31, 2010 - $237).

7.       PROPERTY, PLANT, AND EQUIPMENT

The Company has adopted the recommendations of the CICA Handbook section 3064 Goodwill and Intangible Assets and the updates to CICA Handbook section 1000 Financial Statement Concepts.  This guidance establishes updated standards for the recognition, measurement, presentation and disclosure of intangible and deferred assets.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

8.       SHARE CAPITAL

a)    Authorized

The Company’s share capital consists of an unlimited number of common shares and an unlimited number of preferred shares.

b)	Issued and outstanding

The issued share capital of the Company is as follows:

Common Shares	Number of Shares	Share Capital

Balance as at December 31, 2009	31,082,377	$85,337
Issued for acquisition of NeuroArm Surgical Limited (note 11)	1,600,000	10,384
Issued on November 19, 2010 and November 30, 2010 pursuant to public offering	11,100,000	50,884
Issued on exercise of options during the year	331,406	533
Balance as at December 31, 2010	44,113,783	$147,138

There are no preferred shares outstanding.

c)	Stock-based compensation plan

The outstanding options and the activity relating to these options are as follows:

	Twelve months ended December 31, 2010
	Number of options	Weighted average exercise price
Outstanding, beginning of year	4,007,915	$3.07
Granted	672,145	6.07
Exercised	(331,406)	1.40
Forfeited	(348,005)	5.63
Outstanding, end of year	4,000,649	$3.50

The Company recorded an expense of $251 related to stock options during the fourth quarter of 2010 (2009 - $183) and $982 for the twelve months ending December 31, 2010 (2009 - $726) with a corresponding credit to contributed surplus.  This estimate of the fair value on the date of grant used the Black-Scholes option pricing model with the following assumptions:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Risk-free interest rate	2.16%	2.58%	2.40%	2.25%
Dividend yield	0%	0%	0%	0%
Expected life of the options	4.2 years	4.2 years	4.2 years	4.2 years
Expected volatility of the underlying stock	65.18%	62.55%	62.41%	63.20%

The estimated fair value of the options is expensed on a straight-line basis over the option’s vesting period.

The weighted average fair value of stock options granted during the three and twelve months ended December 31, 2010, under the Black-Scholes option pricing model, and using the above assumptions was $2.86 and $3.05 (December 31, 2009 - $2.84 and $2.28)

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

8.       SHARE CAPITAL (continued)

d)	Contributed Surplus

	Twelve months ended December 31, 2010	Year ended December 31, 2009

Balance, beginning of year	$1,946	$1,228
Stock based compensation expense for the period	982	726
Amount credited to share capital related to options exercised during the year	(70)	(8)
Balance, end of year	$2,858	$1,946

9.       EARNINGS (LOSS) PER SHARE

The following is reconciliation between basic and diluted earning (loss) per share:

	Three months ended		Twelve months ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Net income (loss)	$1,664	$418	$(1,446)	$(9,165)
Weighted–average number of common shares outstanding	37,976,163	29,748,146	33,990,295	27,956,272
Dilutive effect of stock options	1,548,696	2,990,165	-	-
Diluted weighted–average number of common shares outstanding	39,524,859	32,738.311	33,990,295	27,956,272
Earnings (loss) per share
Basic	$0.04	$0.02	$(0.04)	$(0.33)
Diluted	$0.04	$0.01	$(0.04)	$(0.33)

When the Company is in a loss position, there were no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive.

For the three months ended December 31, 2010, 1,334,510 (December 31, 2009 – 1,017,750) options were excluded from the calculation of dilutive earnings per share based on the treasury stock method, under which options are excluded from the calculation when their exercise price exceeds the average market price of the Company’s common shares for the period.

10.       ACQUISITION OF NEUROARM SURGICAL LIMITED

(a)	Overview

On February 4, 2010, the Company announced that it entered into a definitive agreement to acquire 100% issued and outstanding common shares of NeuroArm Surgical Limited (“NASL”), a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robotics system.  The Company also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited (“MDA”) to create the next generation of the technology.

The transaction was accomplished through the issuance of 1.6 million common shares from treasury and included the technology, patents and associated intellectual property.  The value of the common shares was determined based on the closing trading price of the common shares of the Company on The Toronto Stock Exchange as of the closing of the transaction on February 5, 2010.  The Company has issued 20% of the common shares, being 320,000 common shares placed into escrow for a period of 24 months for any claims that could be made against NASL.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

10.       ACQUISITION OF NEUROARM SURGICAL LIMITED (continued)

(b)	Consideration and Transaction Costs

Consideration offered to complete the acquisition was 1.6 million common shares of the Company with a value of $10,400 or $6.50 per share.  Transaction costs to complete the acquisition included legal and accounting costs of $181 which brought the total purchase price to $10,581.

(c)	Net Assets Acquired

The following estimated fair values were assigned to the net assets of NASL as at February 5, 2010:

Cash and cash equivalents	$29
Intangibles	10,885
Total Assets	10,914

Accounts payable and accrued liabilities	333
Total Liabilities	333
Total purchase price	$10,581

Intangibles include the valuation of the patents tied to the intellectual property acquired.  The intangibles are amortized over their estimated useful lives which range between 13-18 years.

The carrying amount of the intangibles is $10,250 as at December 31, 2010.  The associated amortization expensed for the three and twelve months ended December 31, 2010 was $174 and $635.

During the current quarter, the Company capitalized $663 in deferred development costs relating to development of its magnetic resonance-compatible neurosurgical robotics system.

11.       SEGMENTED INFORMATION

The Company operates as one business segment that develops, assembles and installs surgical imaging systems used in medical applications as well as providing ancillary products and services and extended maintenance services.

Revenue attributable to geographic locations, based on the location of the customer, is as follows:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Canada	$7,175	$401	$16,027	$4,475
United States	13,146	18,705	40,534	38,824
Europe and Middle East	3,921	2	4,308	2
Asia Pacific	925	814	10,886	1,117
	$25,167	$19,922	$71,755	$44,418

12.	RELATED PARTY TRANSACTIONS

The Company leases air travel time from a company which is wholly owned by the Chairman of IMRIS Inc.  The amount charged to travel included in Administrative expenses during the three months ended December 31, 2010 totaled $Nil (2009 – $301) and $154 was charged to share issuance costs (2009 - $Nil).  For the twelve months ending December 31, 2010, $144 was charged to travel (2009 - $741) and $154 was charged to share issuance costs (2009 – $Nil).  The transactions were priced using an estimated third party comparable cost and were recorded at the exchange amount.  The payable balance owing as at December 31, 2010 was $Nil (December 31, 2009 - $Nil).

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

13.	DEFINED CONTRIBUTION EMPLOYEE PENSION PLAN

The Company contributes to a defined contribution Employee Pension Plan for all of its employees.  Contributions to this Plan are expensed as incurred.  The Company makes a matching contribution equal to 50% of the employee’s contribution, to a maximum of 3% of the employee’s annual remuneration (subject to regulatory maximums).  These Employer contributions vest immediately with the employee.  The expense for the defined contribution plan during the three months ended December 31, 2010 totaled $68 (December 31, 2009 - $59) and $239 for the twelve months ending December 31, 2010 (2009 - $231).

14.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency risk; interest rate risk; cash flow interest rate risk); credit risk and liquidity risk.  The overall risk management efforts focus on the unpredictability of financial markets and seek to minimize potential adverse effects on financial performance.  Management identifies and evaluates financial risks in close cooperation and direction from the Board of Directors.  Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated.

a)       Market Risk

i.	Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk from various currencies, including the US dollar.  Foreign exchange risk arises from future sales and purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company’s main objective in managing its foreign exchange risk is to preserve gross margins and reduce variations in performance.  While the Company sells in most foreign markets in US dollars, the Company also sources a significant portion of the components it delivers in US dollars.  In addition, the Company incurs nearly all of its sales expenses in US dollars.  As a result of this natural hedge, the Company’s foreign exchange risk is significantly reduced.  The Company does not currently enter into any foreign exchange contracts, but may consider doing so in the future.

The balances in foreign currencies at December 31, 2010 are as follows:

	US Dollars	Euros

Cash and cash equivalents	$52,316	€635
Accounts receivables	7,886	1,989
Unbilled receivables	4,821	379
Accounts payable and accrued liabilities	(4,197)	(1,362)
	$60,826	€1,641

Based on the above net exposures as at December 31, 2010, and assuming that all other variables remain constant a 10% depreciation of the Canadian dollar or a 10% appreciation of the Canadian dollar against the various currencies would result in increases/(decreases) in net income (loss) and comprehensive income (loss) as follows:

	US Dollars	Euros

Canadian dollar depreciates 10%	$(6,050)	$(218)
Canadian dollar appreciates 10%	6,050	218

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

14.	FINANCIAL RISK MANAGEMENT (continued)

ii.	Cash flow and fair value interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company’s cash and cash equivalents includes short-term highly liquid investments that earn interest at market rates.  Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company’s short-term investments are the only financial assets bearing fixed interest rates.  The Company manages its interest rate risk by minimizing financing costs on its borrowings and maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.  The Company’s investment policy limits the investing of excess funds to Bankers Acceptances, Canadian Chartered bank term deposits, and short term highly liquid money market mutual funds sponsored by Canadian Chartered banks.

b)           Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.  The maximum exposure to credit risk of the Company at period end is the carrying value of its financial assets.  The Company manages its credit risk on cash and cash equivalents by dealing solely with reputable banks and financial institutions.  The Company’s North American customers are large credit worthy medical hospitals and thus there is very little exposure to credit risk.  When selling internationally, the Company uses irrevocable letters of credit to reduce its exposure to credit risk.  The Company reviews the collectability of its accounts receivable and would record an allowance for doubtful accounts receivable if accounts were determined to be uncollectible.  The loss would be recognized in the income statement within ‘Administrative expense’.  Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the account receivable is uncollectible.  For the three months ended December 31, 2010, revenue from four individual customers totalled $17,888 which represents 71% of the total revenue.  (December 31, 2009; three customers represented 87% of the total revenue).  For the twelve months ended December 31, 2010, revenues from four individual customers totalled $30,642 which represents 43% of the total revenue.  (December 31, 2009; five customers represented 69% of the total revenue).  The Company’s December 31, 2010 receivables include balances owing from four individual customers who account for 62%, of the combined accounts receivable and unbilled receivables balances.

c)           Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Board of Directors reviews and approves the Company’s operating and capital budgets as well as any material transactions that are not in the ordinary course of business.  The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at December 31, 2010:

	Less than 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 year

Accounts payable and accrued liabilities	$13,871	$173	$283	$247	$446

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

15.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States [‘‘US GAAP’’] and from practices prescribed by the United States Securities and Exchange Commission.  The significant differences between Canadian and US GAAP, and their effects on the consolidated financial statements, are described below:

This reconciliation of Canadian GAAP to US GAAP should be read in conjunction with our quarterly consolidated financial statements for the quarter ended December 31, 2010.  We believe this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the periods shown.  Material differences between Canadian GAAP and US GAAP are described below.

The following table reconciles income (loss) and comprehensive income (loss) as reported under Canadian GAAP to income (loss) and comprehensive income (loss) that would have been reported had the consolidated financial statements been prepared in accordance with US GAAP:

	Three-months ended		Twelve-months ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Income (loss) and comprehensive income (loss) in accordance with Canadian GAAP	$1,664	$418	$(1,446)	$(9,165)
Stock-based compensation i	(17)	(58)	(137)	(211)
Fair value adjustment to embedded derivatives ii	-	(47)	398	(623)
Deferred development costs expensed iii	(663)	-	(663)
Income (loss) and comprehensive income (loss) in accordance with US GAAP	$984	$313	$(1,848)	$(9,999)

Statement of Changes in Shareholders’ Equity

	Common Shares
	Number	Amount	Additional Paid-in Capital	Deficit	Total

Balance, December 31, 2008, in accordance with Canadian GAAP	27,352,513	$65,993	$1,228	$(46,257)	$20,964
Adjustments to opening shareholders’ equity - Stock-based compensation i and embedded derivatives ii	-	-	219	6	225
Issuance of stock on exercise of employee stock options	32,614	56	-	-	56
Stock issued for cash	3,697,250	19,288	-	-	19,288
Stock based compensation expense for the year	-	-	937	-	937
Amount credited to share capital related to options issued	-	-	(8)	-	(8)
Loss and comprehensive loss	-	-	-	(9,999)	(9,999)
Balance, December 31, 2009, in accordance with US GAAP	31,082,377	$85,337	$2,376	$(56,250)	$31,463

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

15.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statement of Changes in Shareholders’ Equity (continued)

	Common Shares
	Number	Amount	Additional Paid-in Capital	Deficit	Total

Balance, December 31, 2009, in accordance with US GAAP	31,082,377	$85,337	$2,376	$(56,250)	$31,463
Issuance of stock on exercise of employee stock options	331,406	533	-	-	533
Stock issued on acquisition of NASL	1,600,000	10,384	-	-	10,384
Stock issued for IPO	11,100,000	50,884	-	-	50,884
Stock based compensation expense for the year	-	-	1,119	-	1,119
Amount credited to share capital related to options issued	-	-	(70)		(70)
Loss and comprehensive loss	-	-	-	(1,848)	(1,848)
Balance, December 31, 2010, in accordance with US GAAP	44,113,783	$147,138	$3,425	$(58,098)	$92,465

The following table details the computation of US GAAP basic and diluted earnings (loss) per share:

	Three-months ended		Twelve-months ended
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009

Income (loss) attributed to common shareholders - basic and diluted	$984	$313	$(1,848)	$(9,999)
Weighted average number of shares	37,976,163	29,748,146	33,990,295	27,956,272
Basic earning (loss) per share	$0.03	$0.01	$(0.05)	$(0.36)
Weighted average number of shares	39,524,859	32,738,311	33,990,295	27,956,272
Diluted earnings (loss) per share*	$0.02	$0.01	$(0.05)	$(0.36)
* Excludes the effect of all options that are anti-dilutive.

i.	Stock-based compensation

The Company grants stock options to employees in accordance with an employee stock option plan established on May 20, 2005.  Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value.  The fair value of stock options is to be measured using an option pricing model such as the Black-Scholes option pricing model which the Company has elected to use for its fair value calculations.  Prior to the initial public offering of its shares on November 2, 2007, the Company was privately held and used the minimum value methodology to value compensation related to stock options granted to employees, also allowable under Canadian GAAP.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

15.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

i.       Stock-based compensation (continued)

Under US GAAP, effective January 1, 2006, the Company adopted Financial Accounting Standards Board, Accounting Standards Codification 718 - Stock Compensation (“ASC 718”) to account for employee stock-based compensation.  This standard requires companies to expense the fair value of stock-based compensation awards through operations.  The fair value of stock options granted is to be calculated using an option pricing model and must take into consideration estimated forfeitures at the time of grant to determine the number of awards that will ultimately vest.

The Company has elected to use the modified prospective application transition method to implement the accounting for employee stock options outstanding at January 1, 2006 under ASC 718.  Under the modified prospective method, ASC 718 is generally applied only to share-based awards granted, modified, repurchased or cancelled on or after January 1, 2006.  ASC-718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date of January 1, 2006.  The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period.

As a result of adopting ASC 718, which does not permit use of the minimum value method and requires forfeitures to be estimated at the grant date, additional compensation expense has been recorded under US GAAP for the twelve-month and three-month periods ended December 31, 2010 and December 31, 2009.

Other disclosure related to share-based compensation is as follows;

a)
The total number of options vested and exercisable as at December 31, 2010 was 2,941,920 (December 31, 2009 – 2,681,438) with a weighted average exercise price of $2.77 (December 31, 2009 – $2.51), a weighted average remaining term of 1.9 years (December 31, 2009 – 2.6 years) and a total intrinsic value of $8,710 (December 31, 2009 - $7,929).

b)
The total number of options vested and expected to vest amounted to 3,819,477 as at December 31, 2010 (December 31, 2009 – 3,754,341) and had a weighted average exercise price of $3.41 (December 31, 2009 - $2.95), a weighted average remaining term of 2.5 years (December 31, 2009 – 3.0 years) and a total intrinsic value of $9,092 (December 31, 2009 - $9,345).

c)
The total fair value of options that vested during the three-month period ended December 31, 2010 was $318 (December 31, 2009 – $231). The total fair value of options that vested during the twelve-month period ended December 31, 2010 was $955 (December 31, 2009 – $1,014).

d)
The total intrinsic value of options exercised during the three-month period ended December 31, 2010 was $220 (December 31, 2009 – $53). The total intrinsic value of options exercised during the twelve-month period ended December 31, 2010 was $1,479 (December 31, 2009 –$106).

e)
As at December 31, 2010 and December 31, 2009, compensation costs not yet recognized relating to stock option awards outstanding were $2,018 and $1,640 respectively.  As at December 31, 2010, compensation cost will be recognized on a straight line basis over the remaining weighted-average period of approximately 2.9 years for the time vesting awards.  Compensation will be adjusted for subsequent changes in estimated forfeitures.

f)
Expected volatilities are based on similar publicly traded companies in the industry as this represents the most appropriate basis to determine the actual expected volatility of IMRIS’ shares in future periods.

g)
Upon exercise of stock options the Company can satisfy its obligations by either issuing treasury shares or repurchasing shares on the market.  To date the Company has chosen to issue treasury shares and does not expect to repurchase shares from the market to satisfy expected exercises of stock options.

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

15.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

ii.           Embedded derivative

In some instances the Company sells products to customers located in foreign countries and denominates the contract in United States dollars which is the functional currency of neither of the contracting parties.  Under FASB Statement No. 133, Accounting for Derivatives and Hedging Activities (“FAS 133”), these types of contracts give rise to an embedded derivative.  The embedded derivative is the change in the relative values of the US dollar (the contracting currency) and the Company’s functional currency.  Under Canadian GAAP there are specific exceptions for contracts of this nature which results in no embedded derivative being recognized.

FAS 133 requires the Company to record an asset or liability for the embedded derivative based on its fair value.  The embedded derivative arises on initial execution of the contract and is active until the contract is closed with its fair value being recalculated throughout the life of the contract.  Changes in the fair value of the embedded derivative are recognized in income during the period in which the changes occur.  As these contracts can be active for 2 or more years the fair value of the embedded derivative is calculated using a credit adjusted discount rate for the customer.  As at December 31, 2010, there are no outstanding contracts which have an embedded derivative.

As of December 31, 2009 outstanding contracts created an embedded derivative liability of $398.  The valuation of these embedded derivatives was derived using observable forward currency rates combined with estimated timing and magnitudes of contractual cash flows pertaining to the specific sales contracts.

iii.           Deferred development costs

Under Canadian GAAP, development costs that meet specific criteria related to technical, market and financial feasibility are capitalized and amortized over the useful life of the technology.  FASB Accounting Standards Codification 730 Research and Development requires all development costs to be expensed as incurred.

Other Disclosure Required Under US GAAP

1.	Warranty liability

The Company records a liability for future warranty costs based on management’s best estimate of probable claims under Company warranties.  The accrual is based on the terms of the warranty and historical experience.  The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual.

	December 31, 2010	December 31, 2009

Balance at beginning of the period	$517	$660
Accruals	284	193
Utilization	(204)	(336)
Balance at end of the period	$597	$517

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

15.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

    Other Disclosure Required Under US GAAP (continued)

2.	Fair Value Measurements

Effective January 1, 2008, the Company adopted FASB standard SFAF No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework and prescribes methods for measuring fair value and outlines the additional disclosure requirement on the use of fair value measurements.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date).  SFAS No. 157 establishes a three-level hierarchy that prioritizes the inputs used to measure fair value.  The three levels of fair value hierarchy based on the reliability of inputs are as follows:

Level 1- Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - Inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

Level 3 - Inputs are significant unobservable inputs that reflect the reporting entity’s own assumptions and are supported by little or no market activity.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Financial assets and liabilities measured at fair value as at December 31, 2010 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$60,447	$-	$-

	$60,447	$-	$-

Financial assets and liabilities measured at fair value as at December 31, 2009 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$26,274	$-	$-
Embedded derivatives	-	-	(398)
	$26,274	$-	$(398)

IMRIS INC.
Notes to the Consolidated Financial Statements
December 31, 2010
(Unaudited)

15.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

     Other Disclosure Required Under US GAAP (continued)

3.	Intangibles

The aggregated amortization expense related to patents for the next five years is as follows:

2010

2011	$739
2012	739
2013	739
2014	739
2015	739
$3,695

All of the organizations patents are held by the Company’s parent company, which is located in Canada.

4.	Collaborative Arrangement

During this quarter, IMRIS entered into a collaborative arrangement with a third party to encourage research, education and patient care activities of mutual benefit in the areas of developing diagnostic and functional assessment capabilities of magnetic resonance imaging for mainstream interventional cardiology and neuroscience.

As part of the agreement, IMRIS had agreed to provide the necessary equipment, maintenance and support staff to achieve the purpose intended by the agreement.  The third party will provide the appropriate clinical validation.

Included in the current quarter consolidated statement of income is revenue of $138 arising from sales to our partner of products manufactured by the Company.  All future costs or revenue generated from our partner will be recognized in these income statements on a gross basis.  Any future payments between the participants of this agreement will be recognized in accordance with the organizations current expenditure policies.  The classification of these future payments between participants pursuant to this collaborative arrangement will be based on the nature of the arrangement.